Mail Stop 4561

January 8, 2009

VIA USMAIL and FAX (702) 233 - 2586

Mr. Sean McKay
Chief Accounting Officer
B & B B, Inc.
10777 West Twain Avenue
Las Vegas, Nevada 89135

  **Re: B & B B, Inc.**
    **Form 10-K for the year ended 12/31/2007**
    **Filed on 3/31/2008**
    **File No. 333-123179-04**

Dear Mr. Sean McKay:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,


      Jorge Bonilla
      Senior Staff Accountant